SECURI 06002837 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caterpillar Securities Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Hamilton Boulevard, Suite 1200
(No. and Street)

Peoria (City) Illinois (State) 61602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred L. Kaufman (309) 675-5159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

411 Hamilton Boulevard, Suite 1110, Peoria, IL 61602
(Address) (City) (State) (Zip Code)

SEC RECEIVED PROCESSING FEB 28 2006 WASH, D.C. 213 SECTION

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fred L. Kaufman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caterpillar Securities Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fred L. Kaufman
Signature

Treasurer
Title

Selena M. Furr
Notary Public

OFFICIAL SEAL
SELENA M. FURR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 8/6/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Caterpillar Securities Inc.

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

Caterpillar Securities Inc.
Index
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
411 Hamilton Blvd., Suite 1110
Peoria IL 61602-1135
Telephone (309) 676 8945
Facsimile (309) 676 8557

Report of Independent Auditors

To the Board of Directors and Shareholder of
Caterpillar Securities Inc.

In our opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of Caterpillar Securities Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Caterpillar Securities Inc. is a wholly-owned subsidiary of Caterpillar Investment Management Ltd. and, as disclosed in the financial statements, has extensive transactions and relationships with Caterpillar Inc. and its subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

As disclosed in Note 6 in the financial statements, Caterpillar Inc. has made a strategic business decision to exit the investment management business.

Our audit as of and for the year ended December 31, 2005 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2006

Caterpillar Securities Inc.
Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 1,520,060	$ 1,429,388
Accounts receivable	32,299	2,006
Interest receivable	4,768	1,255
Total assets	$ 1,557,127	$ 1,432,649
Liabilities and Stockholder's Equity		
Accrued expenses	$ 6,470	$ 960
Income taxes	48,587	19,853
Total liabilities	55,057	20,813
Stockholder's Equity		
Common stock - $100 par value - 1,000 shares authorized, 50 shares issued and outstanding	5,000	5,000
Additional paid-in capital	4,330	4,330
Retained earnings	1,492,740	1,402,506
Total stockholder's equity	1,502,070	1,411,836
Total liabilities and stockholder's equity	$ 1,557,127	$ 1,432,649

The accompanying notes are an integral part of these financial statements.

Caterpillar Securities Inc.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Shareholder servicing fees	$ 222,314	$ 180,000
Distribution fees	54,083	31,000
Interest	40,389	13,362
	316,786	224,362
Expenses		
Director and officer / errors and omissions insurance	47,369	44,360
Licensing and regulatory	125,561	119,323
Other expense	5,035	3,957
	177,965	167,640
Income before income taxes	138,821	56,722
Provision for income taxes	48,587	19,853
Net income	$ 90,234	$ 36,869

The accompanying notes are an integral part of these financial statements.

Caterpillar Securities Inc.
Statements of Cash Flows
December 31, 2005 and 2004

	2005	2004
Net cash provided by operating activities		
Net income	$ 90,234	$ 36,869
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Accounts receivable	(30,293)	(2,006)
Interest receivable	(3,513)	(466)
Accrued expenses	5,510	60
Income taxes	28,734	(6,969)
Net cash provided by operating activities	90,672	27,488
Net increase in cash and cash equivalents	90,672	27,488
Cash and cash equivalents		
Beginning of year	1,429,388	1,401,900
End of year	$ 1,520,060	$ 1,429,388
Supplemental disclosure of cash flow information		
Cash paid during the year for income taxes	$ 19,852	$ 26,822

The accompanying notes are an integral part of these financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2003	$ 5,000	$ 4,330	$ 1,365,637	$ 1,374,967
Net income for 2004			36,869	36,869
Balance at December 31, 2004	5,000	4,330	1,402,506	1,411,836
Net income for 2005			90,234	90,234
Balance at December 31, 2005	$ 5,000	$ 4,330	$ 1,492,740	$ 1,502,070

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Caterpillar Securities Inc. ("the Company") is a wholly-owned subsidiary of Caterpillar Investment Management Ltd. ("the Parent"). The Parent is a wholly-owned subsidiary of Caterpillar Inc. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company distributes shares of a Parent-sponsored group of mutual funds.

Expenses related to the Company include director and officer / errors and omissions insurance as well as licensing and regulatory fees, which primarily consist of registered representative fees, advertising filing fees and audit fees.

2. Summary of Significant Accounting Policies

Revenue Recognition
Shareholder servicing fee and distribution fee revenues are recorded in the period the services are rendered. Interest income is recorded as earned. Shareholder servicing fee revenue is generated through participant education services delivered to outside clients. See Note 4 for related party services.

Income Taxes
The Company's results of operations are consolidated with the Parent and are included in the consolidated federal and state tax returns of Caterpillar Inc. Consistent with the Parent, the Company accounts for its income taxes in accordance with the provisions of Statement of Financial Accounting Standard (SFAS) 109, "Accounting for Income Taxes." The Company provides for federal income taxes under the provisions of a tax sharing arrangement whereby the Company is allocated a pro rata portion of the consolidated federal tax liability or receivable. Caterpillar Inc. has agreed to allocate no state tax liability or refund to its subsidiaries. Thus, the Company accrued no state tax liability in either 2005 or 2004.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates the fair value.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent liabilities. Actual results could differ from these estimates.

3. Income Taxes

As discussed in Note 2, Caterpillar Inc. has agreed to allocate no state tax liability or refund to its subsidiaries. Thus, the Company accrued no state tax liability in either 2005 or 2004. As a result, the Company's provision for income taxes for the years ended December 31, 2005 and 2004 represents only federal taxes.

The components of the provision for income taxes were:

	December 31, 2005	December 31, 2004
Current tax provision:		
U.S. Federal	$ 48,586	$ 19,853
Total provision for income taxes	$ 48,586	$ 19,853

4. Related Party Transactions

The Company entered into an agreement with a subsidiary of Caterpillar Inc. whereby the Company distributes securities offered for sale by the subsidiary. The Company received fees of $25,000 for these services in both 2005 and 2004.

The Parent is the sponsor of The Preferred Group of Mutual Funds ("The Preferred Group") which were organized and began operations in 1992. As of December 31, 2005, The Preferred Group included the following mutual funds:

Preferred Value Fund
Preferred Large Cap Growth Fund
Preferred International Value Fund
Preferred Fixed Income Fund
Preferred Mid Cap Growth Fund
Preferred Asset Allocation Fund
Preferred Short-Term Government Securities Fund
Preferred Small Cap Growth Fund
Preferred Money Market Fund
Preferred International Growth Fund

The Company has a fee agreement with the Parent relating to services provided in connection with all federal and state securities law registration requirements applicable to The Preferred Group. Revenues pursuant to this agreement were $180,000 in 2005 and 2004.

By agreement, the Parent provides equipment, personnel, and administrative and support services required in the conduct of business at no charge to the Company. Costs associated with these items and services were not significant. In addition, the Company receives no revenue and incurs no expenses for fund distribution services, as those services are provided by employees of the Parent.

As described in Note 2, the Company provides for income taxes under the provisions of a tax sharing arrangement with Caterpillar Inc.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to Rule 15c3-1, at December 31, 2005, the Company had net capital of $1,439,796, which was $1,434,796 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

6. Business Continuity

On October 12, 2005, Caterpillar Inc. announced that it had made a strategic business decision to exit the investment management business. Following that date, the Parent commenced efforts to wind down its business operations and the Board of Trustees of The Preferred Group explored various options for The Preferred Group.

On February 16, 2006, the Board of Trustees of The Preferred Group approved an Agreement and Plan of Reorganization pursuant to which the funds in The Preferred Group (each, an "Acquired Fund") will reorganize with and into funds advised by T. Rowe Price Associates, Inc. or T. Rowe Price International, Inc. (each, an "Acquiring Fund"), subject to, among other conditions, approval by shareholders of the Acquired Funds and the directors/trustees of the Acquiring Funds.

When discussed collectively, the proposed transactions are referred to as the "Reorganizations." The closing date (the "Closing Date") of the Reorganizations is currently expected to be on or about June 19, 2006, although the Closing Date may be delayed.

At this time, it is not known whether the Company will continue to operate following the Reorganizations.

SUPPLEMENTAL SCHEDULES

Caterpillar Securities Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 **Schedule I**

Net capital	
Stockholder's equity	$ 1,502,070
Less non-allowable assets	(32,299)
Net capital before haircut on securities positions	1,469,771
Haircut on securities (computed pursuant to Rule 15c3-1(f)):	
Money market fund	(29,975)
Net capital (as defined)	$ 1,439,796
Aggregate indebtedness	
Total liabilities per financial statements	$ 55,057
Total aggregate indebtedness (as defined)	$ 55,057
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1500%	$ 1,431,537
Excess net capital at 1000%	$ 1,434,290
Ratio of the aggregate indebtedness to net capital	.04 to 1

No material differences exist between the above calculation and the computation included in the Company's unaudited FOCUS Report (Part IIA of Form X-17A-5) as of December 31, 2005.

Caterpillar Securities Inc.
Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Uniform Net Capital Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 **Schedule II**

The Company claims exemption from Uniform Net Capital Rule 15c3-3 of the Securities Exchange Commission because it does not carry securities accounts for customers or perform custodial functions related to customer securities.

No material differences exist between the above information and the information included in the Company's unaudited FOCUS Report (Part IIA of Form X-17A-5) as of December 31, 2005.

APPENDIX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
411 Hamilton Blvd., Suite 1110
Peoria IL 61602-1135
Telephone (309) 676 8945
Facsimile (309) 676 8557

Report of Independent Auditors

To the Board of Directors and Shareholder of
Caterpillar Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Caterpillar Securities Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006